UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: September 13, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Item 1.01. Entry into a Material Definitive Agreement

On September 1, 2005, Stratus Technologies, Inc. (“Stratus”), a wholly owned subsidiary of Stratus Technologies International S.à r.l. (the “Company”), entered into a Microsoft License Agreement for Server Operating System Products (the “Agreement”) with Microsoft Licensing, GP. This Agreement renews the Company’s license for Microsoft’s software programs, establishes new royalties and minimum purchase requirements and changes certain other terms regarding the distribution and counting of licenses for royalty purposes.

This Agreement replaced the Company’s prior Agreement with Microsoft which prior Agreement was previously included as Exhibit 10 (m) with the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2004. Confidentiality treatment was requested and approved by the SEC for portions of this Agreement.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Number	Description
#10 (m)	Microsoft License Agreement for Server Operating System Products dated September 1, 2005.

#	Confidential treatment was requested for portions of this exhibit. Omitted material was filed separately with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: September 13, 2005	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

3

(***) Indicates confidential material that has been omitted pursuant to a request for confidentiality treatment to be filed separately with the Security and Exchange Commission (the “SEC”).

COMPANY Name:	STRATUS TECHNOLOGIES, INC
MS Agreement Number:	5139481588
Effective Date:	September 1, 2005
Expiration Date:	September 30, 2006

MICROSOFT LICENSE AGREEMENT FOR SERVER OPERATING SYSTEM PRODUCTS

This Microsoft License Agreement For Server Operating System Products (“License Agreement”) is made and entered into as of the effective date set forth above (“Effective Date”), by and between MICROSOFT LICENSING, GP (“MS”), and the company specified above (“COMPANY”).

This License Agreement includes: this signature page, Shipping and Billing Address Schedule, Terms and Conditions, Minimum Commitment Schedule, Product Schedule - Server Products (Processor Version: Pentium or Itanium, or Comparable).

By signing below, each party acknowledges that it has read and understood, and will act in accordance with, all of the terms set forth in the attached documents. Each party confirms that it has made no changes to the execution copy provided for signature.

MICROSOFT LICENSING, GP		STRATUS TECHNOLOGIES, INC

A general partnership organized under the laws of: State of Nevada, U.S.A.		A company organized under the laws of: State of Delaware, U.S.A.

By:	/s/ John Matthews	By:	/s/ Allan Jennings
	(signature)		(signature)

Name:	John Matthews	Name:	Allan Jennings
	(printed)		(printed)

Title:	OEM Contract Revenue Director	Title:	Senior Vice President Product and Solutions Development
	(printed)		(printed)

Date:	September 2, 2005	Date:	August 29, 2005

NOTICE: This is an OEM distribution license. Product can only be distributed with a Customer System, as specified in Section 2 of the attached Terms and Conditions.

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

SHIPPING AND BILLING ADDRESS SCHEDULE

COMPANY “Ship To” Address for OPK(s):	COMPANY Billing Address:

STRATUS TECHNOLOGIES, INC 111 Powdermill Rd Maynard, MA 01745 United States Heather Mardis 978 461 7429 978 461 3610 heather.mardis@stratus.com	STRATUS TECHNOLOGIES, INC 111 Powdermill Rd Maynard, MA 01745 United States Lynn Dimauro 978 461 7734 978 461 3650 lynn.dimauro@stratus.com

Or to such other COMPANY and/or COMPANY Subsidiary address(es) as COMPANY may specify in writing from time to time.	Or to such other COMPANY address as COMPANY may specify in writing from time to time.

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

TERMS AND CONDITIONS

1. Incorporation Of Business Terms Document.

(a) This License Agreement hereby incorporates by reference all of the terms of the Microsoft Business Terms Document for OEM Customers (“BTD”) dated August 1, 2005 Number 5139481568 between MS and COMPANY, as may be revised from time to time during the term of this License Agreement by agreement of the parties. In the event of any inconsistencies between this License Agreement and the BTD, the terms of this License Agreement shall control, solely with respect to the Product(s) licensed herein.

(b) In addition to any other guidelines, instructions, materials and information referenced in Section 1(s) of the BTD, the OEM Resource Guide shall include any Product specific guide(s) that may be provided by MS from time to time in connection with this License Agreement, as published at MS OEM Online (the “Product Guide”). All references to the OEM Resource Guide contained in the BTD and/or in this License Agreement shall be deemed to include the Product Guide.

2. License Grant.

(a) Subject to limitations in this License Agreement, including the license grant limitations set forth in Section 2 of the BTD and the obligation to pay the applicable Product royalty, MS grants to COMPANY a non-exclusive, limited license to:

(i) preinstall the Product software on a Customer System;

(ii) provide a back-up copy of the preinstalled image of the Product software on the Customer System hard disk in accordance with the specifications provided in the OEM Resource Guide and the OPK, if COMPANY elects to provide a hard disk recovery system; and

(iii) distribute (directly or indirectly) and sublicense to End User Customers pursuant to the EULA for each Product the following:

(1) the preinstalled Product software (as described in Section 2(a)(i) and (ii));

(2) one (1) unit of APM, that includes one (1) copy of the Product software for recovery purposes on external media (i.e., diskette or CD-ROM) which meets the specifications set forth in the OEM Resource Guide, and any additional copies of the Product software as permitted herein;

(3) one (1) COA which, in the case of language specific COAs, must correspond to the language version of the Product; and

in each case, APM must be distributed only with the Customer System(s) identified on the Customer System Table as licensed for the particular Product(s) and only inside the Customer System package(s) unless otherwise provided in this License Agreement. COMPANY shall distribute Customer Systems with a recovery solution which includes (i) a back-up copy of the preinstalled image of the Product software on the Customer System hard disk, as set forth in Section 2(a)(ii); or (ii) recovery media, as set forth in Section 2(a)(iii)(2), except as otherwise provided in Sections 2(b) and 2(h)(ii).

(b) COMPANY may distribute a Customer System with one (1) or more Microsoft server operating system Product(s) preinstalled pursuant to Section 2(a), provided that: (i) COMPANY distributes one (1) copy of the preinstalled Product software, one (1) COA, and one (1) APM for each unit of the Product distributed; (ii) COMPANY shall not make the COA or APM available through any other means or channel, except as otherwise provided herein; (iii) COMPANY reports and pays a royalty for each such Product distributed.; (iv) COAs for each such Product are affixed to the Customer System as set forth in Section 2(e); and (v) if one or more preinstalled Product uses a language specific COA, then a COA corresponding to each language specific version of the Product must be affixed to the Customer System as set forth in Section 2(e). Notwithstanding the foregoing, COMPANY shall not be required to (i) distribute more than one (1) unit of APM (excluding COA) to a single End User Customer who acquires multiple Customer Systems with the same Product; (ii) distribute APM (excluding COA) or a hard drive recovery solution with a Customer System if an End User Customer requests in writing (i.e., via email, purchase order, request for quote, letter or facsimile) that such APM or hard drive recovery solution not be provided; or (iii) distribute a manual as part of the APM if such option is provided in an Additional Provision for such Product.

(c) (i) COMPANY may distribute a commercially reasonable number of copies of APM (excluding COA and recovery media) to an End User Customer upon such End User Customer’s request, provided that: (A) such APM corresponds to the COA affixed by COMPANY to such End User Customer’s Customer System chassis; and (B) COMPANY does not market the availability of such APM other than inside the Customer System package. Such APM may be distributed to licensed End User Customers through COMPANY’s internal service organization, which may arrange shipment of such APM by an AR.

(ii) COMPANY may distribute a commercially reasonable number of copies of recovery media to End User Customers upon request, provided that: (A) such recovery media meets the specifications set forth in the OEM Resource Guide, (B) COMPANY does not market the availability of such recovery media other than inside the Customer System package, and (C) such End User Customer’s Customer System was originally distributed with the licensed version, language version, and release of Product that corresponds to the recovery media. Such recovery media may be distributed to licensed End User Customers through COMPANY’s internal service organization, which may arrange shipment of such recovery media by an AR. Such recovery media may also be installed at the licensed End User Customer’s site by COMPANY’s service personnel. A list of current ARs is provided on MS OEM Online.

(d) (i) COMPANY and COMPANY Subsidiaries together may install and use a commercially reasonable number of each Product software (different language versions of the same Product shall not be considered separate Products) solely in connection with their internal testing of Customer Systems and only in COMPANY or COMPANY Subsidiary testing facilities. No COAs shall be required for such copies. Subject to the limitations in this Section 2(d), for Products that are billed as Type I, COMPANY may acquire (***) from an AR solely for the purposes of testing product activation for the applicable Products and return the COAs for such Products to MS for credit as provided for in the OEM Resource Guide and the BTD.

(ii) COMPANY and COMPANY Subsidiaries together may provide a commercially reasonable number of BIOS-locked and encrypted copies of Product software (different language versions of the same Product shall not be considered separate Products) to its independent software vendors (“ISV”) and independent hardware vendors (“IHV”) for installation and use solely in connection with their internal testing of Customer Systems. No COAs shall be required for such copies. COMPANY and the applicable COMPANY Subsidiary shall indemnify and defend MS

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005 and MS Affiliates from and against any damages, claims, costs, judgments (or settlements to which COMPANY consents) and expenses (including reasonable attorneys’ fees) arising from any ISV’s or IHV’s unauthorized use, reproduction and/or distribution of the Product software provided by COMPANY for testing pursuant to this Section 2(d)(ii). COMPANY shall pay MS, as liquidated damages, an amount equal to the Default Charge, as specified in this License Agreement for each copy of Product software distributed by its ISV and IHV separately from the Customer System. The indemnity in this Section 2(d)(ii) shall survive termination or expiration of this License Agreement.

(e) Where the COA is provided in a label format, COMPANY shall permanently affix the COA in a readily visible location on the Customer System at the time of manufacture.

(f) COMPANY’s license rights shall extend to new Supplements following the Product(s) listed in this License Agreement. At the time of release of a Supplement (or thereafter) MS may grant to COMPANY one or more non-exclusive, limited additional rights in a Supplement Letter. If COMPANY elects to exercise any such additional rights, COMPANY shall comply with all terms and conditions specified for such additional rights in the Supplement Letter. Distribution of a Supplement by COMPANY shall constitute COMPANY’s acceptance of such terms and conditions.

(g) COMPANY shall (i) preinstall the Product software solely in accordance with the installation instructions set forth in the OPK; and (ii) make no changes or deletions to any portion of the Product unless expressly permitted in this License Agreement or in the OPK. COMPANY may use the information, tools and materials contained in the OPK solely to preinstall the Product software in accordance with the OPK.

(h) (i) COMPANY may use the OPK for the Product(s) licensed under this License Agreement separately or with a software image provided by an End User Customer to create a custom image (“Image”) on behalf of such End User Customer and may preinstall the Image on Customer Systems for COMPANY’s End User Customer provided that:

(1) COMPANY receives a customer-initiated written request to do so (i.e., via email, purchase order, request for quote, letter or facsimile). At End User Customer’s request, COMPANY may accept the EULA for the applicable Product on behalf of the End User Customer as part of the installation of the Image, provided that the End User Customer acknowledged in writing to COMPANY to have agreed to the terms of the applicable EULA as provided to the End User Customer by COMPANY; and

(2) COMPANY may engage an OEM Third Party Installer approved by MS to create and preinstall an Image, provided that COMPANY complies with Section 2(g) of the BTD; and

(3) the Product used in the Image is the same version, language and release as specified on the COA affixed to the Customer System by COMPANY; and

(4) COMPANY may provide one (1) APM that includes a copy of the Product software for recovery purposes. COMPANY may also distribute a commercially reasonable number of copies of recovery media of the Product as used in the Image to End User Customers upon request, provided that: (A) such recovery media meets the specifications set forth in the OEM Resource Guide, (B) COMPANY does not market the availability of such recovery media other than inside the Customer System package, and (C) such recovery media is the same version, language and release as the COA affixed to the Customer System by COMPANY; and

(5) COMPANY shall keep on behalf of itself and COMPANY Subsidiaries, and require any third party installers to keep, all usual and proper records regarding creation and preinstallation of Images, including the number of Images distributed in each calendar month. COMPANY shall provide such records to MS upon written request.

(6) COMPANY agrees not to provide any End User Customer or such End User Customer’s agents with a copy of or access to an OPK.

(ii) If the End User Customer is exercising its “Use of Previous Version of Software” right granted in the EULA for a Windows Server 2003 Product, and COMPANY chooses to act as an agent for such End User Customer to install a previous version of a Microsoft server operating system release specified in the Windows Server 2003 EULA (“Downgrade Software”) using the End User Customer’s copy of the Downgrade Software, then COMPANY may use the OPK for the Products COMPANY is licensed for under this License Agreement to install the Downgrade Software on behalf of the End User Customer provided that:

(1) COMPANY receives a customer-initiated written request to do so (i.e. via email, purchase order, request for quote, letter or facsimile) from a business (including governmental or educational institutions) End User Customer expected to have an annual order for at least fifty (50) Customer Systems to be installed with the Downgrade Software; and

(2) the Downgrade Software is the same language as the COA affixed to the Customer System chassis by COMPANY; and

(3) COMPANY affixes the applicable Windows Server 2003 Product COA to the Customer System; and

(4) COMPANY does not market the availability of the Downgrade Software.

No additional royalty shall be due for a copy of the Downgrade Software installed pursuant to this Section. COMPANY may include one (1) copy of such Windows Server 2003 Product on recovery media with such Customer System in accordance with the specifications for recovery media in the OEM Resource Guide. For purposes of clarification only, any rights exercised on behalf of an End User Customer pursuant to this Section 2(h)(ii) are limited to those rights granted in the Windows Server 2003 EULA.

(iii) COMPANY shall defend, indemnify and hold MS and MS Affiliates harmless from and against any damages, claims, costs, judgments (or settlements to which COMPANY consents) and expenses (including reasonable attorneys’ fees) arising from any unlicensed software product(s) (including, without limitation, all MSCORP software products) on the Image or in the image created by COMPANY on behalf of an End User Customer pursuant to its use of the Downgrade Software. The indemnity in this Section 2(h)(iii) shall survive termination or expiration of this License Agreement.

(iv) COMPANY agrees that this Section 2(h) in no way relieves COMPANY of its royalty obligations regarding the Product(s) preinstalled as part of the Image or for the Product(s) that allow for the use of Downgrade Software, nor does it create a general exception to any other MS or MS Affiliate license agreement or program in which COMPANY may participate.

(i) In connection with the rights granted in Section 2(h)(i) above, provided that COMPANY complies with the requirements in Sections 2(h) above, COMPANY may provide an End User Customer with a single copy of the Product(s) either (i) preinstalled on the hard drive of a Customer System (“Hard Drive Image”), or (ii) on a BIOS-locked and encrypted CD-ROM (“CD-ROM Image”). COMPANY may distribute the Hard Drive Image or the CD-ROM Image with or separately from the Customer

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

System to End User Customers who may customize the Hard Drive Image or CD-ROM Image to create the Image. Such End User Customer shall return, as applicable, (i) the customized Hard Drive Image, or (ii) the customized CD-ROM Image, to COMPANY. COMPANY shall notify the End User Customer that the contents of the Hard Drive Image or the CD-ROM Image, as applicable, may only be used for testing, evaluation and creation of the Image. COMPANY shall permanently affix a revenue-bearing COA on such hard drive or Customer System. COMPANY may return such COA for a credit, provided COMPANY returns the COA in accordance with the COA return requirements of Section 6 of the BTD and the COA procedures of the OEM Resource Guide.

COMPANY agrees that this Section 2(i) in no way relieves COMPANY of its royalty obligations regarding the Product(s) either preinstalled or distributed to the End User Customer as part of the Hard Drive Image, CD-ROM Image, or the Image, nor does it create a general exception to any other MS or MS Affiliate license agreement or program in which COMPANY may participate.

(j) COMPANY’s license rights shall be worldwide.

(k) Except as otherwise provided in this License Agreement, COMPANY may distribute Product in only one (1) language and release for use with each Customer System. COMPANY may choose any language for which it is licensed, except as otherwise provided in an Additional Provision listed in the Product Schedule(s) with respect to the Product(s).

(l) COMPANY shall comply with the Additional Provisions listed in the Product Schedule(s) with respect to the Product(s). In the event of any inconsistencies between an Additional Provision and any other provision in this License Agreement, the terms of such Additional Provision shall control, solely with respect to the Product(s) to which such Additional Provision is applicable.

(m) COMPANY may supplement, but shall not modify or translate Product End User Customer documentation. COMPANY shall not remove or modify the package contents of APM.

(n) (i) COMPANY may grant to COMPANY Subsidiaries the limited rights granted to COMPANY in Section 2, as well as any rights MS may grant to COMPANY for Products licensed herein under a Supplement notice during the term hereof, subject to all the terms and conditions set forth in this License Agreement.

(ii) COMPANY may grant to its OEM Third Party Installers the limited rights set forth in the OEM Third Party Installer Agreement (Version 6.0 or higher).

(o) (i) COMPANY’s license is limited to sublicense of the Product by COMPANY and distribution either directly or indirectly to End User Customers for use pursuant to the EULA for each Product.

(ii) If the Product is distributed with a Customer System that is designed to be used without a monitor, keyboard and mouse, COMPANY may suppress the on-screen EULA in accordance with the instructions provided in the OPK. In such event, COMPANY shall distribute a paper EULA for the Product as acquired from an AR with such Customer System. If COMPANY distributes the same Product with multiple such Customer Systems to the same End User Customer, COMPANY may distribute a single paper EULA for such Product with such Customer Systems, provided that the number of Product licenses COMPANY shall conspicuously indicate on a paper addendum accompanying such EULA matches the number of copies of Product installed or to be installed on the Customer Systems. COMPANY shall place a notice (i) over either the Customer System power switch in the “off” position or the power inlet connector which informs the End User Customer that turning on the Customer System indicates acceptance of the terms of the paper EULA, and (ii) conspicuously printed on, or displayed on a break-the-seal label affixed to, the packaging of any external media distributed for use on such Customer System which informs the End User Customer that opening the packaging indicates acceptance of the terms of the paper EULA. COMPANY shall translate such notice in the appropriate language version(s) for the jurisdiction(s) in or into which COMPANY distributes the Customer Systems. COMPANY may use an alternative procedure, subject to MS’ review and approval, provided that (i) the End User Customer is required to take some affirmative action to use or install the Product software, such as breaking a seal; (ii) the End User Customer is advised that taking such action indicates acceptance of the terms and conditions of the EULA; and (iii) the End User Customer has the opportunity to read the EULA and the applicable warranty in its entirety before taking such action.

(p) COMPANY may: (1) install and distribute the Product on Customer Systems that are rented or leased to End User Customers (“Lessees”), and (2) enter into “leases intended for security” within the meaning of the Uniform Commercial Code (i.e., finance leases) with Lessees, provided the conditions listed below are and remain satisfied.

(i) COMPANY shall enter into a written lease agreement with a Lessee for Customer Systems distributed with the Product (“Lease”). The term of each Lease shall be no less than six (6) consecutive months.

(ii) The Lease shall provide that at the expiration or termination of the Lease, the Lessee shall purchase or return the Customer System, including the COA, to COMPANY. Unless the APM is redistributed as provided in this License Agreement, COMPANY shall destroy and keep records of the destruction of any returned APM. COMPANY shall not return COAs to MS for credit from leased Customer Systems.

(iii) Upon termination of this License Agreement, COMPANY shall have the right to allow each Lessee to continue to use the Product for the remaining period of its then-current Lease. This Section 2(p)(iii) shall survive termination or expiration of this License Agreement.

(q) If COMPANY wishes to re-lease or sell a previously leased Customer System or transfer ownership of a leased Customer System to a Lessee or distribute a Customer System returned by an End User Customer for any reason, COMPANY may preinstall using the OPK, without an additional royalty, a copy of the Product that corresponds to the COA affixed to, or in case of a COA incorporated into the APM, associated with, such Customer System; provided that COMPANY is licensed for such Product under this License Agreement. If the COA corresponds to a product licensed under a prior license agreement for Microsoft Server Operating System Products which is not licensed in the License Agreement (“Discontinued Product”), COMPANY may install such Discontinued Product (i) if licensed to do so by MS or MS Affiliate under a separate agreement under the terms and conditions of such agreement; or (ii) by exercising its rights as an end user pursuant to the EULA using the recovery media returned by the lessee. COMPANY may purchase replacement APM, if available, excluding COAs, from an Authorized Replicator to distribute with such Customer Systems. If COMPANY elects to install a later release or alternative Product, COMPANY shall destroy any APM, excluding the COA, and keep records of such destruction for the Product originally included with such Customer System. COMPANY will affix the COA for the later release or alternative Product over the COA that is already affixed to such Customer System. If the Customer System does not have a COA either attached to the Customer System or incorporated into the

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

APM, COMPANY may install a Product it is licensed to install and distribute under this License Agreement and pay the associated royalty.

3. Additional Royalty and Payment Terms.

(a) For those Products licensed on a “per system” basis, COMPANY shall pay the royalty rate listed in the Product Schedule(s) for each licensed Customer System distributed during the term of this License Agreement. For those Products licensed on a “per copy” basis, COMPANY shall pay the royalty rate listed in the Product Schedule(s) for each unit of Product distributed with a Customer System during the term of this License Agreement. No royalty rate shall be due for recovery media distributed pursuant to Sections 2(c)(ii) and Section 2(h)(i)(4), and for copies of Product reproduced for testing pursuant to Section 2(d).

(b) COMPANY shall pay to MS the applicable royalty in accordance with COMPANY’s reports and payment terms as set forth in Section 3(a) of the BTD. Late payment shall be subject to Section 3(b) of the BTD. All Products licensed pursuant to this License Agreement shall be Type I, except as otherwise provided in the Product Schedule for such Product(s).

(c) (i) COMPANY shall pay MS: (A) the minimum commitment amounts set forth in the Minimum Commitment Schedule attached hereto and such amounts shall be due on the dates set forth in the Minimum Commitment Schedule; and (B) the amounts by which cumulative royalties due exceed minimum commitment amounts paid during the term of this License Agreement, due in accordance with Section 3 of the BTD. Late payment shall be subject to the charges set forth in Section 3(b) of the BTD.

(ii) The amount by which cumulative royalty payments exceed the cumulative minimum commitment amounts then payable under this License Agreement shall be calculated when minimum commitment payments are due and the excess amount shall be referred to as “Excess Royalties”. Excess Royalties, if any, shall be applied to reduce minimum commitment payments due under this License Agreement.

(iii) To the extent that cumulative minimum commitment amounts paid exceed the cumulative royalties due as of the date when a minimum commitment amount is due under this License Agreement, such excess shall be referred to as a “Shortfall Balance”. A Shortfall Balance shall only be recoupable against future royalties under this License Agreement (A) to the extent, and for the amount, that such future royalties exceed the then due minimum commitment amount; and (B) if such minimum commitment payment occurs during the term of this License Agreement. Shortfall Balance is not recoupable against payments made to the Authorized Replicator.

(iv) To the extent that COMPANY is deemed to have accepted Product as set forth in Section 5 of the BTD, minimum commitment amounts paid under this License Agreement are not refundable.

(v) Any amounts credited to COMPANY in accordance with Section 3 of the BTD shall not exceed an amount equal to Excess Royalties paid under this License Agreement.

(d) The Default Charge for each Product licensed under this License Agreement shall be one hundred and thirty percent (130%) of the royalty set forth in the Product Schedule for such Product minus the applicable royalty paid for the Product. In the event the applicable royalty has not been paid for the Product, the Default Charge shall be one hundred and thirty percent (130%) of the royalty set forth in the Product Schedule for such Product.

(e) MS may require ARs to decline or limit orders for Product placed by COMPANY or any COMPANY Subsidiary in quantities beyond those which, in MS’ reasonable opinion, are greater than COMPANY will be able to distribute or make timely payment for in compliance with the terms of this License Agreement.

4. License Term.

The term of this License Agreement shall run from the Effective Date until one (1) year from the end of the calendar month in which the Effective Date occurs.

5. Entire Agreement.

Upon execution by both parties, this License Agreement together with the BTD as incorporated herein and the documents referenced herein shall constitute the entire agreement between the parties with respect to the subject matter hereof and merges all prior and contemporaneous communications.

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

MINIMUM COMMITMENT SCHEDULE

Date	Payment Amount (US$)	Cumulative Amount of Payments for Period (US$)
Signing of License Agreement (payment due upon signing)	(***)	(***)
September 30, 2005	(***)	(***)
December 31, 2005	(***)	(***)
March 31, 2006	(***)	(***)
June 30, 2006	(***)	(***)
September 30, 2006	(***)	(***)
Total First Period Minimum Commitment	(***)

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

PRODUCT SCHEDULE

SERVER PRODUCTS

(Processor Version: Pentium or Itanium, or Comparable)

PRODUCT TABLE

Product Number	Product Name And Version*	Language Versions**	Applicable Additional Provisions	Royalty***	Basis	Billing Type****
18379	Microsoft® Device Access License Pack for Windows® Server 2003 Products, (5 Device CAL Version)	CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XT, ZH	(395),(831),(2045),(2069)	(***)	(***)	(***)

18380	Microsoft® User Client Access License Pack for Microsoft® Windows® Server 2003 Products (5 User CAL Version)	CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XT, ZH	(395),(831),(2045),(2069)	(***)	(***)	(***)

18473	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-2 Processor Version, 25 CAL Version)	DE, EN, ES, FR, JA, KO, XT, ZH	(26),(27),(59),(62),(64), (395),(549),(550),(599), (611),(659),(827),(828), (829),(830),(874),(2045), (2069)	(***)	(***)	(***)

18389	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-8 Processor Version, 25 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XC, XT, ZH	(26),(27),(59),(62),(64), (395),(549),(550),(599), (611),(659),(827),(828), (829),(830),(899),(2045), (2069)	(***)	(***)	(***)

18917	Microsoft® Windows® Server 2003, Enterprise Edition for 64-bit Itanium®based systems (1-8 Processor, 25 CAL Version)	DE, EN, FR, JA	(26),(57),(59),(62),(64), (395),(549),(550),(611), (659),(827),(828),(829), (830),(2045),(2069)	(***)	(***)	(***)

18398	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, NL, PL, PT, SV, XC, ZH	(26),(27),(59),(62),(64), (395),(550),(599),(611), (659),(827),(829),(830), (899),(2045),(2069)	(***)	(***)	(***)

18588	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Korean)	KO	(26),(27),(59),(62),(64), (395),(550),(599),(611), (659),(827),(829),(830), (2045),(2069)	(***)	(***)	(***)

18552	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Chinese Simplified)	XT	(26),(27),(59),(62),(64), (395),(550),(599),(611), (659),(827),(829),(830), (2045),(2069)	(***)	(***)	(***)

19815	Microsoft® Windows Server™ 2003, Standard x64 Edition (1-4 Processor, 5 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, NL, PL, PT, SV, XC, ZH	(26),(27),(59),(62),(64), (395),(550),(599),(611), (659),(827),(829),(830), (2045),(2069)	(***)	(***)	(***)

19814	Microsoft® Windows Server™ 2003, Enterprise x64 Edition (1-8 Processor, 25 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, NL, PL, PT, SV, XC, ZH	(26),(27),(59),(62),(64), (395),(549),(550),(599),(611), (659),(827),(828),(829),(830), (2045),(2069)	(***)	(***)	(***)

19833	Microsoft® Windows Server™ 2003, Standard x64 Edition Technology Advancement Program (1-4 Processor Version, 5 CAL Version)	EN, JA	(26),(27),(59),(62),(64), (395),(550),(599),(611), (659),(827),(829),(830), (2045),(2299)	(***)	(***)	(***)

19830	Microsoft® Windows Server™ 2003, Enterprise x64 Edition Technology Advancement Program (1-8 Processor Version, 25 CAL Version)	EN, JA	(26),(27),(59),(62),(64), (395),(549),(550),(599), (611),(659),(827),(828), (829),(830),(2045),(2299)	(***)	(***)	(***)

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

**	Language Version Key: Please refer to the Language Version Key in the OEM Resource Guide for explanation of Language Version codes. A product may not be available in all language versions. Specific language versions are licensed on an “if and as available” basis.
***	A Product is not licensed hereunder unless royalty rate(s) are indicated in the Product Table. Such Product is only licensed to be distributed with Customer System(s) identified in the Customer System(s) Table as being licensed for the particular Product.
****	Billing Type: “Type I” means Shipment—based on shipments to COMPANY by MS or AR; “Type II” means OEM Report—based on COMPANY royalty reports.

ADDITIONAL PROVISIONS

(Note: Only those Additional Provisions applicable to licensed Product(s) may appear. Section numbering may not be consecutive.)

(26) COMPANY may install one or more language versions (listed in the Language Version box above) of Product software with each applicable Customer System provided COMPANY shall:

(a) use a utility which allows the End User Customer to choose one (1), and only one (1), language version of Product for the Customer System. Any backup or recovery copy of the Product, shall give End User Customers access to install or recover only one (1) language version of the Product;

(b) clearly indicate to End User Customers, including without limitation, in advertising and on Customer System packaging that shall be translated and adapted as necessary for any region to which COMPANY distributes the Product, that End User Customers shall have access to one (1) language version only;

(c) defend MS and MSCORP against, and pay the amount of any final adverse judgment (or settlement to which COMPANY consents) arising from third party claims or demands resulting from COMPANY’s failure to adequately inform End User Customers receiving multiple language versions that they are not entitled to use more than one (1) language version of the Product; and

(d) pay the highest royalty applicable to the language versions distributed.

COMPANY may distribute more than one (1) language version of the APM, excluding any recovery or external media, with the Product; provided that COMPANY has installed such language version on the Customer System.

(27) COMPANY agrees to employ at all times at least one (1) support technician who has successfully completed, at no expense to MS, the Microsoft Certified Professional or MS equivalent training program for this Product.

(57) In order to support End User Customers of the Product, COMPANY agrees to employ at all times at least one support technician who has successfully completed, at COMPANY’s expense, the Microsoft Certified Professional program for the licensed version of the Product (or if applicable, for the Windows server operating system component), or if not available, then the Microsoft Certified Professional program for Windows 2000 server operating systems.

(59) Though the OPK for the Product may include versions of the Product designed for various microprocessor architectures, COMPANY is licensed to distribute the Product only with and for use on Customer System(s) based on the microprocessor architecture specified at the top of the Product Schedule.

(62) (a) If a Customer System(s) is licensed on a per system basis for the Product and for one or more other MS operating system products, then COMPANY shall pay MS the royalty for the MS operating system product distributed with such Customer System(s), or in the event no MS operating system product is distributed with such Customer System(s), COMPANY shall pay MS the highest royalty applicable to any licensed language or regional versions of the MS operating system product with the lowest royalty rate(s) that is licensed on a per system basis with such Customer System(s).

(b) COMPANY may not distribute both the Product and any other MS operating system product with the same Customer System(s).

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

(64) COMPANY is not licensed to distribute a processor version of the Product on a Customer System that includes more processors than the highest number of processors listed for such version in the Product Table. For purposes of this License Agreement, “processor” means a physical processor or central processing unit (CPU).

(395) MS will provide to COMPANY OEM Sales-Out Reporting Guidelines, which may be revised from time to time during the term of this License Agreement. COMPANY shall provide, on a monthly basis, customer sales reports for the Product (“Sales-Out Reports”), which shall include all information required by the then current OEM Sales-Out Reporting Guidelines. COMPANY shall take all steps necessary to ensure that COMPANY’s collection and provision of information contained in the Sales-Out Reports will comply with all applicable national data protection laws. In addition, if an End User Customer is an individual, COMPANY shall notify and obtain permission from the End User Customer for transfer and use of information by MS. If permission is not obtained, COMPANY shall report the name and address for the business organization with which the individual is affiliated (if any), and shall not report such information for the individual.

(549) (a) Except as described in subsection (b) below, COMPANY shall distribute the Product only with Customer Systems that are capable of supporting up to, and including, (***) used in (***).

(b) (i) COMPANY also may distribute the Product with a (***) Customer System that is equipped with and (***) to, and (***) in an (***) or (B) for a (***) up to (***) in an (***). For purposes of this Additional Provision, a (***) Customer System shall mean a Customer System that (A) (***), and (***) and (B) (***).

(ii) For purposes of this subsection (b) only, a (***) Customer System may be a (***). For (***) Customer Systems that consist of (***), (A) COMPANY may preinstall (***) of the Product (***), (B) the (***) described in Additional Provision (***), (C) the (***), and (D) each (***) of (***) in an (***).

(iii) For (***) of (***). Notwithstanding the foregoing, in no event shall (***), and (***) be licensed for use in a (***) of (***).

(550) (a) “(***)” is the (***) of at (***), and (***) of a Customer System into (***).

(b) A Customer System that (***) may be (***) of the Product on (***). COMPANY shall (***) and (***) for (***) of the Product whether the Product is (***) (if authorized by this License Agreement). COMPANY is responsible for instructing such End User Customer that it may (***) of Product for which COMPANY (***).

(c) COMPANY is (***) to (***) of the Product on (***).

(d) Notwithstanding anything to the contrary in this License Agreement, if COMPANY distributes the Product installed or to be installed on (***) Customer System, COMPANY is not required to (***) of APM for the Product with (***) Customer System.

(599) Under the terms of the EULA, use of the Product will be limited to the first thirty (30) days after the End User Customer first launches the Product, unless (i) the End User Customer activates the Product with MSCORP in the manner described in the Product during launch or (ii) COMPANY has used the system locked preinstallation tool (the “SLP tool”) contained in the OPK to bypass the activation feature of the Product. Unless COMPANY has properly used the SLP tool on both the preinstalled image and recovery media, COMPANY shall provide the following or substantially similar notice in a clear and conspicuous manner to End User Customers prior to their acquiring the Product (e.g., in advertisements, Customer System packaging or point of purchase materials):

“Certain Microsoft® software product(s) included with this computer may use technological measures for copy protection. IN SUCH EVENT, YOU WILL NOT BE ABLE TO USE THE PRODUCT IF YOU DO NOT FULLY COMPLY WITH THE PRODUCT ACTIVATION PROCEDURES. Product activation procedures and Microsoft’s privacy policy will be detailed during initial launch of the product, or upon certain reinstallations of the software product(s) or reconfigurations of this computer, and may be completed by Internet or telephone (toll charges may apply).”

COMPANY shall defend MS and MSCORP, and pay the amount of any final adverse judgment (or settlement to which COMPANY consents) arising from third party claims or demands resulting from COMPANY’s failure to provide the notice as required above.

(611) (a) Supplements of this Product identified as a “Base Language Version with LIP language” (e.g., English with TH LIP), are not fully localized, but are a Language Interface Pack (“‘LIP”‘) for that particular language applied to the language version of the underlying desktop operating system (“Base Language Version”) to which it is attached. Additional LIP languages may be added if and as available. Examples of files that may not be localized are any 16 bit code, bitmaps, registry keys/values, help information, folders/file names and INF files. COMPANY shall distribute these languages versions with recovery media localized using the Base Language Version in accordance with the guidelines in the OEM Resource Guide.

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

(b) Supplements of this Product identified as a Multilanguage User Interface (“‘MUI”‘) are not fully localized, but are a MUI for that particular language version applied to the Base Language Version to which it is attached. Examples of files that may not be localized are any 16 bit code, bitmaps, registry keys/values, folders/file names and INF files. COMPANY shall distribute these languages versions with recovery media localized using the Base Language Version in accordance with the guidelines in the OEM Resource Guide.

(c) Refer to the OEM Resource Guide for a complete list of fully localized, LIP or MUI language versions of this Product. COMPANY shall distribute each fully localized language version with localized recovery media in accordance with the guidelines in the OEM Resource Guide.

(659) In lieu of preinstalling the Product software pursuant to Sections 2(a)(iii)(1) and (2) of this License Agreement, COMPANY may distribute one (1) copy of the Product software on COMPANY-branded external media (i.e., diskette or CD-ROM) inside the Customer System package for (i) installation by COMPANY on the Customer System at the End User Customer’s location; or (ii) installation by COMPANY’s End User Customer on the Customer System pursuant to COMPANY’s instructions, which shall be consistent with this License Agreement. For the 32-bit and x64 edition versions of the Product, COMPANY shall ensure that such copy of the Product software on external media is BIOS-locked in accordance with the specifications set forth in the OEM Resource Guide. Furthermore, for the 32-bit version of the Windows Server 2003 Product, COMPANY shall ensure that such copy of the Product software on external media also either (i) requires activation or (ii) is system locked through COMPANY’s use of the system locked preinstallation tool (the “SLP Tool”) contained in the OPK to bypass the activation feature of the Product. Notwithstanding anything to the contrary in the preceding sentence, BIOS locking shall be optional only if the Product (1) requires activation and (2) COMPANY provides only the MS specified media (edge to edge) as available from an Authorized Replicator.

(827) The OPK for the Product includes Customer Support Diagnostics Tools (“CSD”), which provide diagnostic and debugging information on the Product running on a Customer System. COMPANY may (i) install CSD as part of the Product, (ii) distribute CSD on external media inside the Customer System package, or (iii) provide CSD on external media to an existing End User Customer of a Customer System installed with the Product. COMPANY may distribute not more than one (1) copy of CSD for each copy of the Product distributed. CSD on external media shall be reproduced only by an AR.

(828) The OPK for the Product includes Windows Systems Resource Manager (“WSRM”), which enables resource administration of the Product. COMPANY may (i) install WSRM as part of the Product, (ii) distribute WSRM on external media inside the Customer System package, or (iii) provide WSRM on external media to an existing End User Customer of a Customer System installed with the Product. COMPANY may distribute not more than one (1) copy of WSRM for each copy of the Product distributed. WSRM on external media shall be reproduced only by an AR.

(829) This Product includes the number of Client Access Licenses (“CALs”) indicated in the Product Table above.

(830) (a) COMPANY may grant an End User Customer who acquires a new, COMPANY-branded Customer System distributed with a version of this Product that has been updated to include one or more Supplements or is a custom image (“New Product”) the right to install and use a copy of the New Product on its previously acquired, COMPANY-branded Customer System(s) installed with an earlier version of this Product, pursuant to the addendum to the EULA provided below. If COMPANY elects to grant such rights, COMPANY shall complete and deliver the following addendum to the EULA for the New Product to such End User Customer:

ADDENDUM TO THE END USER LICENSE AGREEMENT FOR <<COMPANY to fill in full name of the New Product>> (“EULA”)

This addendum (“Addendum”) provides additional rights with respect to the Server Software portion of the software product identified above as licensed to you by Manufacturer. By installing, copying or otherwise using the Server Software as described below, you agree to be bound by the terms set forth below. If you do not agree to be bound by these terms, you may not install the Server Software as described below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the EULA.

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

ADDITIONAL RIGHTS. In addition to the rights and restrictions stated in the EULA, Manufacturer grants you the following rights:

You may install, use, access, display and run one copy of the Server Software on each of your existing <<COMPANY to fill out Customer System model name/number>> servers (each an “Other Server”) in lieu of the copy of <<COMPANY to fill out full name of the Product>> you acquired with the Other Server (“Other Copy”), provided that (i) the Other Server carries Manufacturer’s brand name, (ii) the Other Copy is validly licensed to you with the Other Server under an end user license agreement between you and Manufacturer and (iii) you remove the Other Copy from the Other Server. Your use of the Server Software on the Other Server is subject to the terms of the EULA.

(b) COMPANY shall keep records relating to the number of licenses granted under subsection (a) above. COMPANY shall provide such records to MS upon MS’ request.

(831) COMPANY may distribute Client Access License Packs for Windows Server 2003 Products only (i) packaged with new Customer Systems distributed with a Windows Server 2003 Product or (ii) to existing End User Customers of previously distributed Customer Systems on which a Windows Server 2003 Product is installed.

(874) (a) COMPANY shall (***) the Product only (***) Customer Systems that is equipped with and uses (***). For purposes of the Additional Provision, a (***) Customer System shall mean a Customer System that (A) incorporates (***), and (B) does (***). For purposes of this subsection (a) only, a (***) Customer System may be a (***). An exception to this requirement for the hardware (***).

(b) For (***) Customer Systems that consist of (***), the following shall apply: (1) COMPANY may (***) of the Product for (***), (2) the servers shall not include (***), (3) the processor limitations described in Additional Provision (64) shall be determined based on (***). For purposes of determining the (***) Customer System, (***) and each (***), and (4) (***).

(c) Notwithstanding the foregoing, in no event shall the Product be licensed for use in (***) Customer System with more than (***).

(899) The Traditional Chinese language version for Hong Kong (B3) of this Product may not be directly or indirectly distributed within the geographical boundaries of Taiwan. The Traditional Chinese language version (ZH) of this Product may not be directly or indirectly distributed within the geographical boundaries of the People’s Republic of China (including Hong Kong and Macau). COMPANY shall advise its dealers, distributors and others in its distribution channels of such distribution limitations.

(2045) Subject to Section 6 of the BTD and as required in the OPK, COMPANY must identify itself as the computer manufacturer and specify customer support information in designated portions of the Product that will be visible to End User Customers. COMPANY must localize this information into the same language version of the Product licensed with the Customer System, or in the case of a multilingual user interface (MUI) or a language interface pack (LIP) Supplement, the language of the underlying Product on which the MUI or LIP is installed.

(2069) COMPANY’s license to preinstall or distribute this Product shall expire on the earlier of (i) June 30, 2007, or (ii) the expiration or termination of this License Agreement.

(2299) (a) COMPANY may distribute this Product (the “Technology Advancement Software”) to End User Customers with a qualifying Customer System, solely as detailed in this Additional Provision. For purposes of this Additional Provision, a “qualifying Customer System” shall mean licensed COMPANY Customer Systems preinstalled and distributed with a 64-bit processor and any language version of either Microsoft® Windows Server™ 2003, Standard Edition (1-4 Processor Version, 5 CAL Version) or Microsoft® Windows Server ™ 2003, 32-bit Enterprise Edition (1-8 Processor Version, 25 CAL Version) (“Qualifying Product”). Subject to the terms and conditions of this Additional Provision, COMPANY may distribute this Technology Advancement Software only to End User Customers who have acquired the same language version of a Qualifying Product as distributed with a Qualifying Customer System and such End User Customer has successfully completed registration on COMPANY’s web-site related to the

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005 distribution of the Technology Advancement Software and has placed an order by July 31, 2005 (“Qualifying End User Customer”). Such Qualifying Product must have been (***) with a Qualifying Customer System in accordance with the terms and conditions of a valid OEM License Agreement (“Eligible Systems Period”).

(b) Notwithstanding anything to the contrary contained in the License Agreement and Section 2 of the BTD, in lieu of preinstalling the Technology Advancement Software, COMPANY may only distribute to each Qualifying End User Customer one (1) copy of the Technology Advancement Software on external media (i.e., diskette or CD-ROM) and one (1) copy of end user documentation for the Technology Advancement Software (if any) only in the form/packaging available from the Authorized Replicator (individually and collectively, “TAS Upgrade APM”). Such distribution must be fulfilled by an Authorized Replicator directly to the Qualifying End User Customer (separate from a previously distributed Qualifying Customer System).

(c) COMPANY’s license to distribute the Technology Advancement Software, including any and all related marketing or promotion of the Technology Advancement Software, shall be subject to the following: (1) All marketing and promotional materials for the Technology Advancement Software shall be exclusively targeted to Qualifying End User Customers; and (2) The maximum and aggregate number of copies of the Technology Advancement Software that COMPANY shall be licensed for during the Term of the License Agreement shall be (***); and (3) In accordance with Section 4 of the BTD, COMPANY shall maintain, all books and records relating to each copy of Technology Advancement Software distributed by language version sufficient to substantiate the number of Technology Advancement Software copies acquired and distributed during the Term of the License Agreement.

(d) COMPANY’s license to distribute the Technology Advancement Software and TAS Upgrade APM, including any related marketing or promotional offers shall expire (***) or (ii) termination of the License Agreement or rights in connection with this Product.

(e) The Microsoft® Windows Server™ Technology Advancement Program Guide For Royalty OEMs and Authorized Replicators (the “Program Guide”) shall provide COMPANY with additional details and requirements for distribution of the Technology Advancement Software. Such Program Guide is available on the MS OEM Communications Extranet. In the event of any inconsistencies between this Additional Provision, the License Agreement and the Program Guide with respect to the Technology Advancement Software, the terms of this Additional Provision shall control.

CUSTOMER SYSTEM(S) DEFINITION

COMPANY’s Customer System(s) shall be the assembled computer systems identified in the Customer System(s) Table below which (i) are described in the table below, (ii) are capable of (A) running a copy of the Product software, (B) processing input, (C) displaying (locally or remotely) the Product user interface, and (iii) include at least a central processing unit, a motherboard, and memory. For each Product which COMPANY chooses to license for distribution with the listed Customer System(s), the letter “s” or “c” in the relevant box indicates whether COMPANY is licensing the Product on a “per system” or “per copy” basis, respectively. New models may be added by agreement of the parties.

At COMPANY’s option, for purposes of administrative convenience, COMPANY may designate models by model line or series, (e.g., “Jaguar model line”, “Jaguar Pro series”, “Jaguar Pro 750 model line”, or “Jaguar Pro 950 series”). Customer System(s) defined by model line or series shall include all present models which include the designated model line or series name, (e.g., “Jaguar Pro model line” includes Jaguar Pro, Jaguar Pro 950, Jaguar Pro S; “Jaguar series” includes Jaguar, Jaguar Pro, Jaguar Pro 950, Jaguar S400; “Jaguar Pro 950 series” includes Jaguar Pro 950, Jaguar Pro 955).

Product Number Key: Please refer to the Product Number in the Product Table below.

Product Number	Product Name and Version
18379	Microsoft® Device Access License Pack for Windows® Server 2003 Products, (5 Device CAL Version)

18380	Microsoft® User Client Access License Pack for Microsoft® Windows® Server 2003 Products (5 User CAL Version)

18473	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-2 Processor Version, 25 CAL Version)

18389	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-8 Processor Version, 25 CAL Version)

18917	Microsoft® Windows® Server 2003, Enterprise Edition for 64-bit Itanium®-based systems (1-8 Processor, 25 CAL Version)

18398	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)

18588	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Korean)

18552	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Simplified Chinese)

19815	Microsoft® Windows Server™ 2003, Standard x64 Edition (1-4 Processor, 5 CAL Version)

19814	Microsoft® Windows Server™ 2003, Enterprise x64 Edition (1-8 Processor, 25 CAL Version)

19833	Microsoft® Windows Server™ 2003, Standard x64 Edition Technology Advancement Program (1-4 Processor Version, 5 CAL Version)

19830	Microsoft® Windows Server™ 2003, Enterprise x64 Edition Technology Advancement Program (1-8 Processor Version, 25 CAL Version)

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005

Royalty Basis Key: C = per copy; S = per system; if Product box is blank in the Customer System(s) Table below, such Product is not licensed for distribution with the listed Customer System(s).

CUSTOMER SYSTEM(S) TABLE

Model Name / Model Number	Processor	18379	18680	18473	18389	18398	18588	18552
Stratus ftServer Series	PENTIUM 4 OR COMPARABLE	(***)	(***)	(***)	(***)	(***)	(***)	(***)

Model Name / Model Number	Processor	19815	19814	19833	19830	18917
Stratus ftServer Series	PENTIUM 4 OR COMPARABLE	(***)	(***)	(***)	(***)	(***)

CONFIDENTIAL

Microsoft License Agreement for Server Operating System Products, #5139481588-12 dated September 1, 2005